GELTECH SOLUTIONS, INC.

1460 Park Lane South

Suite 1

Jupiter, FL 33458

December 17, 2007

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D. C. 20549

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:

GelTech Solutions, Inc./SB-2 Correspondence

Registration Statement on Form SB-2/Amendment No. 2

File No. 333-144736

Dear Ms. Hardy:

In accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, GelTech Solutions, Inc. (the "Company") is hereby requesting that the Company's Registration Statement on Form SB-2 referenced above be made effective on December 20, 2007, at 9:30 a.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Michael Cordani
Michael Cordani
Chief Executive Officer

cc:

Michael D. Harris, Esq.